Exhibit 99.1

Ecopetrol S.A.’s New committee in the Board of Directors

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby reports that its Board of Directors in its session of June 14, 2019 approved the creation and conformation of the Technology and Innovation Committee and also included Dr. Orlando Ayala as a member of the Compensation and Nominating Committee.

Technology and Innovation Committee

•	Luis Guillermo Echeverri*
•	Orlando Ayala
•	Sergio Restrepo
•	German Quintero
•	Carlos Gustavo Cano
•	Santiago Perdomo

Compensation and Nomination Committee

•	Juan Emilio Posada*
•	Santiago Perdomo
•	German Quintero
•	Esteban Piedrahita
•	Orlando Ayala

*Director presiding each Committee.

Bogotá D.C., June 19, 2019

-----------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

Tommaso Giuseppe Mascarucci

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co